Second Sight Medical Products, Inc.

Code of Business Conduct and Ethics

PURPOSE AND EXPECTATIONS

This Code of Business Conduct and Ethics (the “Code”) is a formal statement of the core values and beliefs of Second Sight Medical Products, Inc. (“Second Sight”) that provides the foundation for all business conduct. The Code expresses our commitment, as a company, and as individuals, to conduct our business with integrity at all times. It expresses our common understanding of what we at Second Sight mean when we talk about acting with integrity, honesty and fairness. It means that:

o	We respect both the laws of all places where we operate and our own Second Sight policies and procedures;
o	We are honest and treat people with respect and dignity; and
o	We are courageous and accountable in our effort to comply with this Code and make Second Sight a great place to work.

This Code is the cornerstone of our Compliance Program. Each of us on the worldwide Second Sight team is expected to comply with the spirit, as well as the letter, of this Code in all of our dealings on Second Sight’s behalf. Since no code of conduct can anticipate each and every situation that we may encounter, many of the concepts described in this Code are further explained in our policies and procedures. The broad guidelines of this Code can help us make good decisions and act with integrity when facing challenging situations in the course of performing our jobs.

Individual Responsibility

We all must be role models for corporate integrity. Every one of us can influence and lead our fellow team members, when it comes to behaving honorably. Only by working together can we maintain our culture of integrity, accountability, and courage. This means acting with fairness and honesty in all of our dealings and exercising sound judgment in performing our jobs. None of us needs to face challenging situations alone; always ask questions and/or seek appropriate input from your supervisor before making decisions or taking actions that could raise legal or ethical issues.

Supervisor Responsibility

In addition to every individual’s responsibilities, supervisors carry the additional responsibility of setting direction and maintaining an environment within their work groups that supports and fosters corporate integrity. No Second Sight employee should be asked to break the law, or go against Second Sight’s values, policies and procedures. Every employee should be retrained on this Code of Ethics at least once a year..

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Compliance with the Law

We play by the rules. We respect the letter and spirit of the laws and customs of all locations where we operate and/or do business. Laws vary from place to place, and what may be legal in one place may be illegal in another. You have a responsibility to acquire appropriate knowledge of and comply with the laws and regulations that apply to your job and your area of responsibility and to recognize the potential dangers of non-compliance.

Employees should not take any action on behalf of Second Sight that they know, or reasonably should know, violates any law or regulation. If you have questions regarding the application of particular laws or regulations, contact the Legal Department. If you are advised that an action or inaction would constitute a violation of law or regulation, you are expected to follow the advice of legal counsel. It is Second Sight's policy that each employee acts in a manner utilizing good judgment, high ethical standards and honesty in their business dealings on behalf of Second Sight.

Getting Advice and Addressing Compliance Concerns

If you are ever faced with a concern (or concerns) about legal and/or business integrity issues, discuss the matter with your supervisor. If reporting such conduct to your supervisor is difficult or seems inappropriate for any reason, you have a number of options. Consider discussing your concern with your supervisor’s manager or a member of the senior management team. You may always call the Human Resources Department or the Legal Department. Or it may also be helpful to discuss concerns with a person who has management responsibility in the appropriate functional area. If you raise a compliance concern and believe that it has not been timely addressed, please continue to raise it to an appropriate individual, up to and including Second Sight’s President and Chief Executive Officer.

OUR WORK AND OUR WORK ENVIRONMENT

Treating People with Respect and Dignity

A fundamental part of how we operate includes treating each other and our customers with respect and dignity. Being considerate of and recognizing the dignity of all people is central to how we define ourselves. How we act on this belief extends from respecting the confidentiality and privacy of patient and personal information to handling customer requests and patient inquiries promptly and courteously.

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It also extends to acting professionally in any job-related activity, including Second Sight-sponsored off-site events and social gatherings. We all know and honor the fact that it is unacceptable to steal or damage the property of customers, co-workers, or Second Sight. Similarly, we do not create safety or health hazards, verbally or physically mistreat others, or engage in offensive behavior. This is a broad-ranging statement that includes far more than open violence, fighting, or disorderly conduct. It encompasses harassing, abusive, or intimidating treatment of any kind and the use of language or gestures that are inappropriate, harassing, or abusive in nature. It also includes interfering with a co-worker’s job performance, using illegal drugs, or misusing or abusing alcohol or prescription drugs. All of us, as members of the Second Sight team, are expected to abide by all applicable policies regarding employee conduct. Laws relating to illegal drugs vary in different jurisdictions. We are an FDA regulated organization and always follow US federal law in addition to any local rules or laws.

Fair Employment Practices; Non-Harassing Environment

We are committed to following fair employment practices that provide equal opportunities to all employees. We do not discriminate against or harass another person on the basis of his or her race, color, religion, disability, gender, national origin, sexual orientation, age, or other legally protected status. This applies to all business- and employment-related activities. Please see our policy in the Second Sight Employee Handbook for additional information.

The Quality of Our Products, Work, and Research

By performing our jobs with integrity, we strive that every single medical device we develop, manufacture, test, and deliver meets applicable government regulatory standards, our own stringent quality requirements, and ultimately contributes to excellent patient care. We all share the responsibility for upholding Second Sight’s standards and ensuring that our regulatory, clinical, and other quality-system policies and procedures are followed. The Quality Policy establishes Second Sight’s commitment to quality. It provides a framework for establishing quality objectives relevant to both the customer needs and the business mission. It currently states: Second Sight is committed to developing and providing safe and effective products and services that comply with all applicable regulatory requirements and consistently meet or exceed the requirements of our customers and the ultimate users, the patients. We train and require all personnel to abide by the quality policy and quality system procedures. The management team and employees are committed to the above policy and to maintaining the effectiveness of the quality management system. Employees should make themselves aware of any revisions.

Quality is not limited to product quality. We must take pride in our work and pay careful attention to detail. Remember that everything we do reflects upon Second Sight. Quality does not just happen; it is the result of conscientious effort by each and every one of us.

Employee Privacy

Second Sight respects personal information and treats it with great care and in accordance with applicable law. There are circumstances that require Second Sight to receive or have access to personal information in order to administer various programs such as payroll, health benefits, time off and career development.

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Employee personnel files can be accessed only by authorized employees for business purposes or other purposes that are permitted by law. Other employee information will only be shared with outside organizations in a manner that is consistent with applicable law.

Duty of Loyalty; Conflict of Interest

Each and every Second Sight team member owes a duty of loyalty to Second Sight. In general, this means we must all give our best efforts to help ensure Second Sight’s continued success. It also means that we must not exploit, for personal gain, any commercial opportunities discovered through the use of Second Sight property, confidential or public information, or our positions within Second Sight.

We must all do our best to prevent conflicts of interest as well as to minimize any appearance of conflicts of interest with our job responsibilities. A conflict of interest occurs when an individual’s private interest interferes in any significant way with the interests of Second Sight as a whole; for example, giving Second Sight business to a distributor or another company because a family member or friend works at that particular distributor or company. It also includes holding a second job or having a consulting relationship with a competitor, supplier, or any other company that does business with Second Sight. Whether or not a conflict of interest exists must be determined based on the facts and other relevant information.

During our scheduled work hours, we must use our best efforts to perform our jobs well. We are free to participate in outside activities, but it is important not to engage in activity that is (or could appear to be) a conflict between our personal interests and Second Sight’s best interests.

We must discuss all relevant facts about possible conflicts of interest with our supervisors. All determinations relating to such potential conflicts of interest must be reviewed and approved by a Second Sight Senior Manager. The Senior Manager will be guided by the Law and/or Human Resources Departments and will determine whether a conflict of interest exists and, if so, how best to deal with it.

Media/Public/Attorney Contacts

Product related press releases and contact with news media must only be made through the Marketing Department. Financial press releases, contacts with securities analysts, investors or investment bankers must be made only through, or at the direction of, the CFO.

o	If a reporter or other member of the news media contacts you regarding product information, immediately refer him or her to the Marketing Department. If an analyst, rating agency, or investme/nt banker contacts you regarding financial matters, immediately refer him or her to the CFO. Never comment on, confirm, or deny anything relating to Second Sight business, including rumors.

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o	If an attorney, whether representing a person, another company, or the government, contacts you regarding Second Sight business, immediately refer him or her to the Legal Department.
o	If you receive a summons, legal complaint, subpoena, or other similar legal document regarding Second Sight business, immediately consult with the Legal Department.

OUTSIDE THE WORKPLACE

Commitment to Fair Competition

We earn business because we develop, manufacture, and sell excellent products, provide valuable education to our customers, and act in a professional, helpful, and ethical manner. We have no need, or desire, to win business through illegal or unethical conduct. We support fair and vigorous competition on a level playing field at all times. Antitrust, fair-competition, and anti-monopoly laws and regulations help preserve fair competition by limiting abusive behavior, and we respect these rules.

In order to avoid creating even an appearance of illegal or unethical conduct with respect to these laws and regulations, it is important not to discuss sensitive topics with any person or company outside of Second Sight—including competitors, suppliers, trade associations, business-to-business exchanges, or former employees—without first obtaining advice from the Legal Department and entering into the appropriate confidentiality agreements. “Sensitive topics” include any and all aspects of product pricing, the market(s) for our products, products under development, marketing and sales plans, and key costs, such as research and development, labor costs, etc. If a competitor raises a sensitive topic, respectfully end the conversation immediately and properly document your refusal to participate in the conversation by notifying the Legal Department.

Marketing, Advertising and Sales Practices

We believe that enduring customer relationships are based on integrity and trust, and that our marketing, advertising, and sales practices must be both legal and ethical. We must work zealously, honestly and in good faith with our hospital and clinician partners on behalf of the patients who entrust themselves to that partnership. We must present product information that is truthful, accurate, fully informative, and fair. All sales and marketing materials must be based on facts and include all information required by regulatory agencies (such as the U.S. FDA or a European Competent Authority). All sales and marketing materials must be pre-approved in accordance with our policies. We do not, and will not, sacrifice integrity to make or maintain sales. Our marketing and sales activities must not encourage Health Care Providers to place their personal interests above those of their employers or patients.

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Gifts, Meals and Entertainment

Certain laws and Second Sight policy limit the giving and receiving of gifts, payments, and business gratuities.

Remember that an employee of a public or government-owned hospital is a government employee and that most foreign hospitals are government owned. We cannot provide any gifts, meals, entertainment, or other business gratuities to a government employee, except as permitted by local law, the US Foreign Corrupt Practices Act, and with approval of a Senior Manager.

Our Relationships with Other Businesses

When engaging third parties (suppliers, contractors, consultants, and distributors), remember:

o	Give third parties a chance to compete fairly for our business.
o	Do not retain a third party to do anything illegal or improper. What we cannot do directly, we cannot do indirectly by acting through another.
o	Consult your supervisor or the Legal Department before engaging a third party if a conflict of interest exists or may arise. For additional information, please read the section of this Code entitled Duty of Loyalty; Conflict of Interest.
o	Choose only third parties who are genuinely qualified and have a good reputation for quality and honesty.
o	Make sure that all agreements with physicians and other Health Care Providers are documented in writing in an agreement/contract that has been reviewed by the Legal Department.

Governments and Our Respect for Local Laws and Customs

Second Sight has many dealings with various governments and government officials. All such dealings must be conducted with integrity and in an honest, forthright manner. We do not want to take any action that could be viewed as an attempt to influence the decision-making process of a government, or its officials, by improperly offering any benefit that could be seen as a financial inducement, bribe, or kickback. In addition, requests or demands by a government representative for any such benefit must be immediately reported to the Legal Department.

We respect the letter and spirit of the laws and customs of all locations where we operate and/or do business. Laws vary from place to place, and what may be legal in one place may be illegal in another. Occasionally, conduct that is legal or customary in a particular foreign country may violate U.S. law and/or Second Sight’s policies. If you are concerned about a possible conflict between our policies and/or any local laws or customs, contact the Legal Department.

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Gathering Competitive Information

Second Sight is a fierce competitor in the marketplace. That said, while we seek business-related information about our competitors, we do not do so in unfair, illegal, or improper manner.

Second Sight employees may only gather business-related information about our competitors in a fair, legal and proper manner such as public documents. While we are interested in learning as much as we can about our competitors, no one should urge a competitor’s former or current employees, customers, or suppliers to disclose a competitor’s confidential information. If someone offers us another person’s or company’s written information that is marked “confidential,” we must decline it. If such information comes into Second Sight’s possession, we will not use it improperly for our own competitive advantage.

If you receive such confidential information, immediately contact the Legal Department. If we hire an employee who previously worked for a competitor, each of us (including the newly hired employee) must respect that person’s continuing legal and ethical obligations to his or her former employer not to disclose that former employer’s confidential information.

Do not share confidential information from suppliers or customers with anyone outside Second Sight without written permission. If agreements are signed to protect information, be sure to follow their terms and conditions.

Intellectual Property

We vigorously develop, secure, maintain and protect our intellectual property rights—patents, trade names, trademarks, copyrights, and trade secrets. We also respect the intellectual property rights of others and do not use them improperly.

We must not violate intellectual property licensing arrangements by using the licensed property in an unauthorized manner; for example, unauthorized copying of software or publications. Remember to mark products and corporate publications (sales and marketing materials, presentations, or articles, for example) with appropriate intellectual property notices. If you learn of another person’s or company’s intellectual property that we may have unintentionally infringed, or are about to infringe, immediately contact the Legal Department. Likewise, immediately contact the Legal Department if you learn of another person’s or company’s activities that may infringe upon Second Sight’s intellectual property.

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CONDUCTING BUSINESS GLOBALLY

Compliance with Laws

You are expected to comply with the applicable laws in all countries to which you travel on Second Sight business, in which Second Sight operates and otherwise conducts business, including laws prohibiting bribery, corruption or the conduct of business with specified individuals, companies or countries. The fact that, in some countries, certain laws are not enforced or that violation of those laws is not subject to public criticism will not be accepted as an excuse for noncompliance. In addition, we expect employees to comply with U.S. laws, rules and regulations governing the conduct of business by its citizens and corporations outside the U.S. Each employee must become familiar with and comply with the laws, rules and regulations that apply to their position.

If you have a question as to whether an activity is restricted or prohibited, seek assistance from the Legal Department before taking any action, including giving any verbal assurances that might also be regulated by international laws.

Business with Governments and Government Officials

Most all countries around the world have laws that prohibit companies from making payments or giving gifts or inducements—including offering to make payments or give gifts or inducements—to influence government officials or to induce the purchase of Second Sight’s products or services. “Government official” includes candidates for political office, political parties, and employees of public hospitals and international organizations such as the American Red Cross. “Inducements” are broadly defined to include anything of value.

Even if it were not illegal, we do not want to obtain or retain business by giving gifts to officials of a government or a multinational organization—like the United Nations or the World Health Organization—to influence their official acts or to induce them to use their influence to affect any governmental act. In addition, we cannot give or offer a gift to any person or firm when we know, or have reason to believe, that the gift will be passed on to a government official for such purposes. Remember that, in many countries, physicians and health care providers employed in the public sector are government employees.

Import/Export Laws

Second Sight team members involved in importing or exporting our products, technology, or personal information need to be familiar with, and abide by, our policies and procedures affecting imports and exports. We must obtain all required licenses and accurately declare, in the appropriate customs and shipping documentation, all goods we ship or transport.

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Many countries in which we operate have laws controlling the import and export of technology, personal information, and medical devices. Violations of import and export control laws can occur if items exported to one country are re-exported to another country subject to different import and export controls. Violations can also occur merely by doing business with certain persons or businesses affiliated with, owned by, or controlled by persons designated as “prohibited entities.”

The U.S. and other governments periodically impose trade restrictions—embargos, for example—on certain countries. These laws are complex and change frequently. The Legal Department can answer questions about countries currently subject to trade restrictions.

NO-RETALIATION POLICY

Second Sight will not tolerate any form of retaliation against an individual because he or she made a good-faith report or assisted with/cooperated in an investigation of a report, including reports made to or investigated by Second Sight, a government, or a government official. Second Sight will also not tolerate any other form of retaliation that is prohibited by applicable law.

CORRECTIVE ACTION AND DISCIPLINE

Any violation of this Code or Compliance Program policies will be taken very seriously. When a violation is identified, prompt and appropriate corrective action will be taken to respond to the violation. A violation may also result in corrective and/or disciplinary action, up to and including termination from employment with Second Sight. The corrective and/or disciplinary action taken will vary based on the nature, severity, and frequency of the violation.

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